Northern Trust Corporation (Northern Trust) is in receipt of the Securities and Exchange Commission staff’s comment letter, dated June 29, 2012, on Northern Trust’s 2011 Form 10-K and first quarter 2012 Form 10-Q, File No. 000-05965. We acknowledge the staff’s request that we provide our responses to the letter no later than August 3, 2012. Northern Trust will make every effort to provide its responses no later than August 3, 2012, and will promptly provide notification to the staff with a revised response date should we anticipate requiring additional time to fully respond to the staff’s comments.

Should you have any questions, please contact me at (312) 444-7220 or via e-mail at john_atkins@ntrs.com, or Rose Ellis at (312) 444-3714 or via e-mail at RAE1@ntrs.com.

John T. Atkins

Senior Vice President

Corporate Financial Reporting